Free Writing Prospectus dated November 4, 2025

Relating to Prospectus Supplement dated November 4, 2025

(To Prospectus dated November 4, 2025)

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-291255

The Estée Lauder Companies Announces Secondary Offering of Class A Common Stock by Selling Stockholders

Press Release, November 4, 2025

NEW YORK—(BUSINESS WIRE)—The Estée Lauder Companies Inc. (NYSE: EL) today announces that trusts affiliated with descendants of Leonard A. Lauder (the “Selling Stockholders”) propose to sell 11,301,323 shares of the Company’s Class A Common Stock, par value $.01 per share, through a proposed registered public offering (the “Offering”).

The Selling Stockholders will receive all of the proceeds from the Offering. The Company is not selling any shares of Class A Common Stock in the Offering and will not receive any proceeds from the Offering. The Selling Stockholders intend to use the proceeds of the Offering to assist with the settlement of Leonard A. Lauder’s estate, including to satisfy certain estate obligations such as estate taxes, debts and administration expenses.

Based on shares outstanding as of October 23, 2025, following completion of the offering, members of the Lauder family will beneficially own, directly or indirectly, 82% of the outstanding voting power of the Company’s Common Stock. The Selling Stockholders and LAL Family Partners, L.P., an entity beneficially owned by descendants of Leonard A. Lauder, will be subject to a 90-day lock-up agreement with the underwriter.

J.P. Morgan Securities LLC is acting as the sole underwriter of the Offering.

The Company has filed an automatically effective shelf registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the accompanying prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Copies of the preliminary prospectus supplement and accompanying base prospectus relating to the Offering, as well as copies of the final prospectus supplement once available, may be obtained for free on the SEC’s website at www.sec.gov or by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Estée Lauder Companies Inc. is one of the world’s leading manufacturers, marketers and sellers of quality skin care, makeup, fragrance and hair care products, and is a steward of luxury and prestige brands globally. The Company’s products are sold in approximately 150 countries and territories under brand names including: Estée Lauder, Aramis, Clinique, Lab Series, Origins, M·A·C, La Mer, Bobbi Brown Cosmetics, Aveda, Jo Malone London, Bumble and bumble, Darphin Paris, TOM FORD, Smashbox, AERIN Beauty, Le Labo, Editions de Parfums Frédéric Malle, GLAMGLOW, KILIAN PARIS, Too Faced, Dr.Jart+, the DECIEM family of brands, including The Ordinary and NIOD, and BALMAIN Beauty.

Contacts

Investors: Rainey Mancini

rmancini@estee.com

Media: Brendan Riley

briley@estee.com